UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141619106

(CUSIP Number)

John Friedman

767 Third Avenue, 7th Floor

New York, NY 10017

(212) 702-0130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS Easton Hunt Capital Partners, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,450 (2)
	8	SHARED VOTING POWER 58,229(3)
	9	SOLE DISPOSITIVE POWER 259,450 (2)
	10	SHARED DISPOSITIVE POWER 58,229(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,679
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS EHC GP, LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,450 (2)
	8	SHARED VOTING POWER 58,229(3)
	9	SOLE DISPOSITIVE POWER 259,450 (2)
	10	SHARED DISPOSITIVE POWER 58,229(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,679
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS EHC, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,450 (2)
	8	SHARED VOTING POWER 58,229(3)
	9	SOLE DISPOSITIVE POWER 259,450 (2)
	10	SHARED DISPOSITIVE POWER 58,229(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,679
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS Easton Capital Partners, LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 572,640 (2)
	8	SHARED VOTING POWER 58,229 (3)
	9	SOLE DISPOSITIVE POWER 572,640 (2)
	10	SHARED DISPOSITIVE POWER 58,229 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,869
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS EHC GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 572,640 (2)
	8	SHARED VOTING POWER 58,229 (3)
	9	SOLE DISPOSITIVE POWER 572,640 (2)
	10	SHARED DISPOSITIVE POWER 58,229 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,869
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS EHC GP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 572,640 (2)
	8	SHARED VOTING POWER 58,229 (3)
	9	SOLE DISPOSITIVE POWER 572,640 (2)
	10	SHARED DISPOSITIVE POWER 58,229 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,869
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.

(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS John Friedman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,229 (2)
	8	SHARED VOTING POWER 832,090 (3)
	9	SOLE DISPOSITIVE POWER 66,229 (2)
	10	SHARED DISPOSITIVE POWER 832,090 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,319
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include 51,732 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the

President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP, and also comprised of 8,000 shares held directly by John Friedman.
(3)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: currently exercisable warrants to purchase 259,450 shares of Common Stock and of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(4)	Based on 20,710,714 shares of Common Stock outstanding of the Company on November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 469,296 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cardiovascular Systems, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 651 Campus Drive, St. Paul, Minnesota 55112-3495.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(i) With respect to the warrants to purchase Common Stock of the Company directly owned by and options to acquire Common Stock of the Company beneficially owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (“Easton Hunt Fund”):

(A) Easton Hunt Fund;

(B) EHC GP, LP, a Delaware limited partnership (“EHC GP”), the general partner of the Easton Hunt Fund;

(C) EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP; and

(D) John Friedman, an individual resident of the state of New York and a citizen of the United States of America. Mr. Friedman is a member of the Board of Directors of the Company.

(ii) With respect to the Common Stock and warrants to purchase Common Stock of the Company directly owned by and options to acquire Common Stock of the Company beneficially owned by Easton Capital Partners, LP, a Delaware limited partnership (“Easton Capital Fund”):

(A) Easton Capital Fund;

(B) ECP GP, LLC, a Delaware limited liability company (“ECP GP”), the general partner of the Easton Capital Fund;

(C) ECP GP, Inc., a Delaware corporation (“ECP GP Inc.”), the manager of ECP GP; and

(D) John Friedman, an individual resident of the state of New York and a citizen of the United States of America. Mr. Friedman is a member of the Board of Directors of the Company.

Easton Hunt Fund, EHC GP, EHC Inc., Easton Capital Fund, ECP GP, and ECP GP Inc. are all primarily investment companies. John Friedman is the Managing Partner of Easton Capital Investment Group, a private equity firm.

The business address of the Reporting Persons is 767 Third Avenue, 7th Floor New York, NY 10017.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received restricted stock units as director compensation on August 31, 2012 for no consideration.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired by the Reporting Persons for investment purposes. Mr. Friedman is a member of the Board of Directors of the Company. In his capacity as a director of the Company, Mr. Friedman may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For the Easton Hunt Fund, the percentage set forth below is based upon 20,710,714 shares of Common Stock outstanding as of November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For the Easton Capital Fund, the percentage set forth below is based upon 20,710,714 shares of Common Stock outstanding as of November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For John Friedman, the percentage set forth below is based upon 20,710,714 shares of Common Stock outstanding as of November 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2012, and 469,296 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days.

Easton Hunt Fund:

Shares of Common Stock	Percentage of Outstanding Common Stock
317,679	1.5%

Easton Capital Fund:

Shares of Common Stock	Percentage of Outstanding Common Stock
630,869	3.0%

John Friedman:

Shares of Common Stock	Percentage of Outstanding Common Stock
898,319	4.2%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c) From February 2, 2012 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares			Purchase Price of Security
2/14/2012	Easton Hunt Capital Partners, L.P.	Sale	Common Stock	6,850			$8.82
2/15/2012	Easton Hunt Capital Partners, L.P.	Sale	Common Stock	52,972			$8.69
2/16/2012	Easton Hunt Capital Partners, L.P.	Sale	Common Stock	5,853			$8.75

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Amount	Date Exercisable	Exercise Price	Purchase Price of Security
8/31/2012	Friedman	Director Compensation	Restricted Stock Units	10,917	(1)	N/A	(1)

(1)	Each restricted stock unit represents the right to receive a payment from the Company equal in value to the market price per share of the Company’s Common Stock on the date of payment, and shall be payable in cash or shares of the Company’s Common Stock beginning six months following termination of each director’s board membership; provided, however, that all of the shares have vested, except for 5,458 shares that will vest in equal increments on each of 3/31/2013 and 6/30/2013. These restricted stock units are not included in the beneficial ownership calculation for the Reporting Persons because they are not exercisable within 60 days.

(d) Not applicable

(e) On May 25, 2012, the number of outstanding shares of Company Common Stock increased by 1,780,000 and the Reporting Person ceased being a 5% beneficial owner of the Company’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of February 13, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

/s/ John H. Friedman
John H. Friedman

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP, its General Partner

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC GP, LP

By:	EHC, Inc., its General Partner

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

By:	ECP GP, LLC, its General Partner

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

By:	ECP GP, Inc., its Manager

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13D, and any required amendments to such Schedule, with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 13, 2013

/s/ John H. Friedman
John H. Friedman

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP, its General Partner

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC GP, LP

By:	EHC, Inc., its General Partner

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

By:	ECP GP, LLC, its General Partner

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

By:	ECP GP, Inc., its Manager

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer